Invest in a Mature Artist Market

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Anthony DeSimone, Masterworks <adesimone@masterworks.com>
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Sam,

Why does a market's maturity matter? There's a big difference between a company with decades of production under its belt, and a flash-in-the-pan startup—the same is often true of artist markets, too.

When compared to earlier stage artists, artist markets we internally classify as 'Mature' tend to provide greater **stability**, **longevity** and **record price growth**.

Pierre Soulages is a great example of a 'mature' artist market. Here why:

- **Significant auction track record**: 40 years of history
- **High auction record**: $20.14M sale in Nov 2021 (including buyers premium)
- **High auction turnover:** $92M in the last three years (June '21-June '24)

Soulages' market has stuck around with good reason—he was called "the world's greatest living artist" by the French President in 2014, and had a solo show at the Louvre, an incredibly rare feat

If you want to add exposure to a 'mature' artist market, we have one of his *Outrenoir* paintings available now. View offering circular below.

Curious what other artists' markets we consider 'mature'? Here are a few you may recognize: **Warhol, Monet, and Picasso**.


Artist Market Classification
Pierre Soulages
MATURE
Other Mature Artist Markets
Andy Warhol
Claude Monet
Yayoi Kusama
Pablo Picasso
Vincent Van Gogh

P.S. Did you know the paint is applied so thickly the painting is three-dimensional? Click here for behind the scenes photos from our storage facility.

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281